Exhibit 99.3

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on June 21, 2025 for action to be taken.

2025 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Boqii Holding Limited (the “Company”)

ADS CUSIP No.:	09950L302
ADS Record Date:	June 4, 2025
Meeting Specifics:	Extraordinary General Meeting of Shareholders (or at any adjourned or postponed meeting thereof) to be held on June 26, 2025 at 9:30 A.M. (Beijing time) at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	The Bank of New York Mellon
Deposit Agreement:	Deposit Agreement, dated as of September 29, 2020
Deposited Securities:	Class A ordinary shares, par value US$0.001 per share, of the Company.
Custodian:	The Hongkong and Shanghai Banking Corporation Limited

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Ordinary Resolutions

1.	To approve a reverse stock split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio one (1)-for-one hundred sixty (160); (“Proposal One”)

2.	To amend the Articles of Association of the Company Currently in Effect (the “M&A”) to reduce deemed service date for notice served by post under Art 171(a) from five (5) calendar days to three (3) calendar days (the “Amendment to M&A”) counting from the date service is deemed to occur as provided in the M&A; (“Proposal Two”);

3.	Subject to the Shareholders’ approval of Proposal One and the Board’s implementation of the Reverse Split, to suspend the trading of the Company’s American Depositary Shares (“ADSs”), terminate the deposit agreement for the ADSs among the Company, its depositary bank, The Bank of New York Mellon (the “Depositary”), and the owners and holders of the Company’s ADSs, the exchange of ADSs for the corresponding Class A ordinary shares of the Company and commence trading of the Company’s Class A ordinary shares on the NYSE American (“AMEX”) [upon the effectiveness of the Reverse Split ](“Proposal Three”)

The Depositary has been advised by the Company that its Board of Directors recommends a vote “FOR” all of the director nominees listed above and “FOR” each of the other resolutions

The Company’s Notice of Meeting and related materials are available through the Company’s website, at https://ir.boqii.com/

Issues	Boqii Holding Limited

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders).

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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